UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                           Nalco Holding Company
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock (Par Value $0.01 Per Share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                62985Q 10 1
-------------------------------------------------------------------------------
                               (CUSIP Number)


        Robert C. Schwenkel, Esq.               Ben I. Adler, Esq.
     Fried, Frank, Harris, Shriver &           Goldman, Sachs & Co.
              Jacobson LLP                      One New York Plaza
            One New York Plaza                  New York, NY 10004
            New York, NY 10004                    (212) 902-1000
              (212) 859-8000
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                November 8, 2006
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 2 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THE GOLDMAN SACHS GROUP, INC.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            4,636,421

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              4,636,421

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,636,421

---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.2%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    HC-CO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 3 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GOLDMAN, SACHS & CO.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |X|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            4,638,421

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            4,638,421

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    4,638,421


---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.2%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    BD-PN-IA

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 4 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GS ADVISORS 2000, L.L.C.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            3,526,080

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            3,526,080


---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    3,526,080


---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.5%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 5 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GOLDMAN, SACHS & CO. OHG

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            108,060

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              108,060

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    108,060

---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.1%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 6 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GOLDMAN, SACHS MANAGEMENT GP GMBH

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            108,060

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              108,060

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    108,060

---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.1%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    CO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 7 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GS EMPLOYEE FUNDS 2000 GP, L.L.C.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            1,002,281

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              1,002,281

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    1,002,281


---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.7%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 8 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GS CAPITAL PARTNERS 2000, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            2,585,318

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              2,585,318

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,585,318

---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.8%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 9 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            939,405

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              939,405

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    939,405

---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.7%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 10 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            108,060

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              108,060

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    108,060

---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.1%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 11 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            821,430

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              821,430

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    821,430

---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.6%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 12 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            180,851

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              180,851

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    180,851

---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.1%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 13 of 31
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NH ACQUISITION LLC

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    OO

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            1,357

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              1,357


---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,357

---------- --------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 0.1%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- --------------------------------------------------------------------

          This Amendment No. 3, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct") and NH Acquisition LLC ("NH" and, together with GS Capital, GS Offshore, GS Germany, GS Employee and GS Direct, the "Purchasers"), (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on November 24, 2004 (as amended by Amendment No.1 filed on August 19, 2005 and by Amendment No. 2 filed on March 24, 2006), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Nalco Holding Company (the "Issuer").(1)

--------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Act.


ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

Item 4 is hereby amended by adding the following immediately before the final two paragraphs thereof:

     Pursuant to an underwriting agreement, dated November 2, 2006 (the "November 2006 Underwriting Agreement"), by and among the Issuer, Nalco LLC, Apollo Investment Fund V, L.P., Blackstone Capital Partners IV L.P. and GS Capital (collectively, Nalco LLC, Apollo Investment Fund V, L.P., Blackstone Capital Partners IV L.P. and GS Capital, the "November 2006 Selling Stockholders") and Citigroup Global Markets Inc. (the "November 2006 Underwriter"), the November 2006 Underwriter agreed to purchase from the November 2006 Selling Stockholders and the November 2006 Selling Stockholders agreed to sell to the November 2006 Underwriter an aggregate of 20,000,000 shares of Common Stock (the "November 2006 Sale"), which aggregate amount includes 5,116,280 shares which may be deemed to be beneficially owned by the Purchasers.

     According to the final prospectus supplement (the "November 2006 Offering Prospectus") filed by the Issuer on November 6, 2006 pursuant to Rule 424(b) of the Securities Act, the November 2006 Selling Stockholders sold an aggregate of 20,000,000 shares of Common Stock to the November 2006 Underwriter at a price per share of $19.20 which aggregate amount includes 5,116,280 shares which may have been deemed to be beneficially owned by the Purchasers. The November 2006 Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the November 2006 Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the November 2006 Underwriting Agreement, which is incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 6, 2006.

     The November 2006 Sale was consummated on November 8, 2006.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

     (a) On December 30, 2005, Nalco LLC made a distribution of an aggregate of 38,029,261 shares of Common Stock to the members of Nalco LLC that qualified as a "venture capital operating company" (as defined in 29 C.F.R. sec. 2510.3-101(d)) in proportion to their membership interests pursuant to the terms of the previously reported Stockholders Agreement, which included the distribution of 7,577,879 shares to GS Capital, which was formerly a member of Nalco LLC. Following such distribution, the Filing Persons beneficially held an aggregate of 13,589,911 shares of Common Stock, consisting of (i) the direct ownership of 7,577,879 shares of Common Stock by GS Capital and (ii) 6,012,032 shares in which GS Offshore, GS Germany, GS Employee, GS Direct and NH held an indirect beneficial economic interest based on the membership interests in Nalco LLC held by such entities. Following the March 2006 Sale, (i) GS Capital directly owned 5,438,210 shares of Common Stock and (ii) GS Offshore, GS Germany, GS Employee, GS Direct and NH might be deemed to hold an economic interest in 4,314,491 shares of Common Stock held of record by Nalco LLC. Following the November 2006 Sale, (i) GS Capital directly owns 2,585,318 shares of Common Stock and (ii) GS Offshore, GS Germany, GS Employee, GS Direct and NH may be deemed to hold an economic interest in 2,051,103 shares of Common Stock held of record by Nalco LLC.

     As of November 8, 2006, the shares of Common Stock shown as beneficially owned by the Filing Persons reflect (i) the direct ownership of 2,585,318 shares of Common Stock by GS Capital and (ii) the percentage interest of GS Offshore, GS Germany, GS Employee, GS Direct and NH in the 5,184,444 shares of Common Stock held of record by Nalco LLC, based on the combined percentage interest of GS Offshore, GS Germany, GS Employee, GS Direct and NH in Nalco LLC, and excludes the balance of such shares which represent the other Sponsors' and management members' percentage interest in Nalco LLC. As described in Item 4, because voting and dispositive decisions of Nalco LLC with respect to the Common Stock of the Issuer require the approval of at least two of the Sponsors, the Filing Persons each disclaim beneficial ownership of the shares of the Issuer's Common Stock reported as beneficially owned by Nalco LLC or any of the other Sponsors, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities. The percentage of the class beneficially owned by each Filing Person is based on 143,040,860 issued and outstanding shares of Common Stock as of November 2, 2006 reported by the Issuer in the November 2006 Offering Prospectus.

     As of November 8, 2006, GS Group may be deemed to beneficially own an aggregate of (i) 4,636,421 shares of Common Stock which may be deemed to be beneficially owned by the Purchasers and (ii) 5,670 shares of restricted stock units of the Issuer granted to GS Group pursuant to the Issuer's 2004 Stock Incentive Plan (the "Plan") in connection with the service of Sanjeev Mehra, a managing director of Goldman Sachs, as a director on the Issuer's Board (2,000 of which units were granted on November 14, 2005 and vest on January 1, 2007, 3,670 of which units were granted on February 15, 2006 and vest on January 1, 2008 and which represent the right to receive shares of the Common Stock on a 1-for-1 basis and which are subject to the terms and conditions set forth in the Plan), representing in the aggregate approximately 3.2% of the outstanding shares of Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 8, 2006, Goldman Sachs may be deemed to beneficially own an aggregate of 4,636,421 shares of Common Stock which may be deemed to be beneficially owned by the Purchasers representing in the aggregate approximately 3.2% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

     In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any operating units of Goldman Sachs Group whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

     As of November 8, 2006, GS Advisors may be deemed to beneficially own the aggregate of 3,526,080 shares of Common Stock that may be deemed to be beneficially owned by GS Capital, GS Offshore and NH representing in the aggregate, approximately 2.5% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 8, 2006, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 108,060 shares of Common Stock that may be deemed to be beneficially owned by GS Germany representing in the aggregate, approximately 0.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 8, 2006, GS Employee 2000 may be deemed to beneficially own the aggregate of 1,002,281 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct representing in the aggregate, approximately 0.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 8, 2006, GS Capital may be deemed to beneficially own 2,585,318 shares of Common Stock representing in the aggregate, approximately 1.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 8, 2006, GS Offshore may be deemed to beneficially own 939,405 shares of Common Stock representing in the aggregate, approximately 0.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 8, 2006, GS Germany may be deemed to beneficially own 108,060 shares of Common Stock representing in the aggregate, approximately 0.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 8, 2006, GS Employee may be deemed to beneficially own 821,430 shares of Common Stock representing in the aggregate, approximately 0.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 8, 2006, GS Direct may be deemed to beneficially own 180,851 shares of Common Stock representing in the aggregate, approximately 0.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of November 8, 2006, NH may be deemed to beneficially own 1,357 shares of Common Stock representing in the aggregate, less than 0.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of securities that such Filing Person may be deemed to beneficially own as indicated above.

     (c) Except as described above, no other transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the last 60 days.

     (d) In accordance with the terms of the LLC Agreement (as defined below) and, if approved by the board of directors of Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

     Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

     (e) On November 8, 2006, the Filing Persons ceased to be the beneficial owners of five percent or more of the outstanding shares of Common Stock. Accordingly, this statement on Schedule 13D is hereby terminated, and this Amendment No. 3 constitutes the final amendment thereto.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

Item 6 is hereby amended by adding the following immediately before the ultimate paragraph thereof:

Underwriting Agreement

     Pursuant to the terms of the November 2006 Underwriting Agreement, each of the Issuer and the November 2006 Selling Stockholders agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 60 days from November 2, 2006, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of the November 2006 Underwriter, with certain exceptions.

     The foregoing description of the November 2006 Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the November 2006 Underwriting Agreement, which is incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the SEC on November 6, 2006.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

Exhibit 1 Underwriting Agreement, dated as of November 2, 2006, among Nalco Holding Company, the November 2006 Selling Stockholders and the November 2006 Underwriter (incorporated herein by reference to Exhibit 99.1 to the Nalco Holding Company's Current Report on Form 8-K filed with the SEC on November 6, 2006).

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 13, 2006

                                       THE GOLDMAN SACHS GROUP, INC.


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact


                                       GOLDMAN, SACHS & CO.


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact


                                       GS ADVISORS 2000, L.L.C.


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact


                                       GOLDMAN, SACHS & CO. OHG


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact

                                       GOLDMAN, SACHS MANAGEMENT GP GMBH


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact


                                       GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact


                                       GS CAPITAL PARTNERS 2000, L.P.


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact


                                       GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact


                                       GS CAPITAL PARTNERS 2000 GMBH & CO.
                                       BETEILIGUNGS KG


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact


                                     GS CAPITAL PARTNERS 2000 EMPLOYEE FUND,
                                       L.P.


                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact

                                       GOLDMAN SACHS DIRECT INVESTMENT FUND
                                       2000, L.P.

                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact


                                       NH ACQUISITION LLC

                                       By:       /s/ Roger S. Begelman
                                          -------------------------------------
                                          Name:      Roger S. Begelman
                                          Title:     Attorney-in-fact

                                 SCHEDULE I
                                 ----------

Schedule I is hereby amended and restated in its entirety as follows:

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

-------------------------------- ----------------------------------------------------------------
             Name                                 Present Principal Occupation
-------------------------------- ----------------------------------------------------------------
Lloyd C. Blankfein               Chairman of the Board and Chief Executive Officer of The
                                 Goldman Sachs Group, Inc.
-------------------------------- ----------------------------------------------------------------
Gary D. Cohn                     President and Co-Chief Operating Officer of The Goldman Sachs
                                 Group, Inc.
-------------------------------- ----------------------------------------------------------------
Jon Winkelried                   President and Co-Chief Operating Officer of The Goldman Sachs
                                 Group, Inc.
-------------------------------- ----------------------------------------------------------------
Lord Browne of Madingley         Group Chief Executive of BP p.l.c.
-------------------------------- ----------------------------------------------------------------
John H. Bryan                    Retired Chairman and Chief Executive Officer of Sara Lee
                                 Corporation
-------------------------------- ----------------------------------------------------------------
Claes Dahlback                   Senior Advisor to Investor AB and Executive Vice Chairman of W
                                 Capital Management
-------------------------------- ----------------------------------------------------------------
Stephen Friedman                 Chairman of Stone Point Capital
-------------------------------- ----------------------------------------------------------------
William W. George                Professor of Management Practice at the Harvard Business
                                 School, Retired Chairman and Chief Executive Officer of
                                 Medtronic, Inc.
-------------------------------- ----------------------------------------------------------------
Rajat K. Gupta                   Senior Partner of McKinsey & Company
-------------------------------- ----------------------------------------------------------------
James A. Johnson                 Vice Chairman of Perseus, L.L.C.
-------------------------------- ----------------------------------------------------------------
Lois D. Juliber                  Retired Vice Chairman of Colgate-Palmolive Company
-------------------------------- ----------------------------------------------------------------
Edward M. Liddy                  Chairman of the Board and Chief Executive Officer of The
                                 Allstate Corporation
-------------------------------- ----------------------------------------------------------------
Ruth J. Simmons                  President of Brown University
-------------------------------- ----------------------------------------------------------------


                              SCHEDULE II-A-i
                              ---------------

Schedule II-A-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of each of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., and the sole manager of NH Acquisition LLC are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer
A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Bjorn P. Killmer and Steffen J. Kastner are citizens of Germany; Hsueh Sung is a citizen of Taiwan and Ulrika Werdelin is a citizen of Sweden.


------------------------------- ---------------------------- ---------------------------------------------------------
             Name                        Position                          Present Principal Occupation
------------------------------- ---------------------------- ---------------------------------------------------------
Richard A. Friedman             President                    Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Joseph H. Gleberman             Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Henry Cornell                   Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Richard S. Sharp                Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Sanjeev K. Mehra                Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Muneer A. Satter                Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Sanjay H. Patel                 Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Hsueh J. Sung                   Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
------------------------------- ---------------------------- ---------------------------------------------------------
Elizabeth C. Fascitelli         Treasurer                    Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Hughes B. Lepic                 Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Gerald J. Cardinale             Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Joseph P. DiSabato              Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Robert R. Gheewalla             Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Ben I. Adler                    Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Melina E. Higgins               Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Adrian M. Jones                 Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
John E. Bowman                  Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Katherine B. Enquist            Vice President/Secretary     Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Ulrika Werdelin                 Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Kenneth A. Pontarelli           Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Steffen J. Kastner              Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Stuart A. Katz                  Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Bjorn P. Killmer                Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Sang Gyun Ahn                   Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
------------------------------- ---------------------------- ---------------------------------------------------------
Martin Hintze                   Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Michael E. Koester              Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Ankur A. Sahu                   Vice President               Managing Director of Goldman Sachs (Japan) Ltd.
------------------------------- ---------------------------- ---------------------------------------------------------
Andrew E. Wolff                 Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
------------------------------- ---------------------------- ---------------------------------------------------------

                              SCHEDULE II-A-ii
                              ----------------

Schedule II-A-ii is hereby amended and restated in its entirety as follows:

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

     The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

All members listed below are United States citizens, except as follows:
Richard S. Sharp is acitizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland and Hsueh Sung is a citizen of Taiwan.

------------------------------------- --------------------------------------------------------------------------------
                Name                                           Present Principal Occupation
------------------------------------- --------------------------------------------------------------------------------
Richard A. Friedman                   Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Joseph H. Gleberman                   Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Henry Cornell                         Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Richard S. Sharp                      Managing Director of Goldman Sachs International
------------------------------------- --------------------------------------------------------------------------------
Sanjeev K. Mehra                      Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Muneer A. Satter                      Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Joe DiSabato                          Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Adrian M. Jones                       Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Scott Kapnick                         Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Melina E. Higgins                     Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Hsueh J. Sung                         Managing Director of Goldman Sachs (Asia) L.L.C.
------------------------------------- --------------------------------------------------------------------------------
Ben I. Adler                          Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Elizabeth C. Fascitelli               Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Sarah E. Smith                        Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Michael E. Koester                    Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Robert R. Gheewalla                   Managing Director of Goldman, Sachs International
------------------------------------- --------------------------------------------------------------------------------
Hughes B. Lepic                       Managing Director of Goldman, Sachs International
------------------------------------- --------------------------------------------------------------------------------
Gerald J. Cardinale                   Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Sanjay H. Patel                       Managing Director of Goldman, Sachs International
------------------------------------- --------------------------------------------------------------------------------

                              SCHEDULE II-B-i
                              ---------------

Schedule II-B-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     The executive officers and directors listed below are citizens of Germany.

---------------------------------- ---------------------------- ------------------------------------------------------
              Name                          Position                        Present Principal Occupation
---------------------------------- ---------------------------- ------------------------------------------------------
Andreas Koernlein                  Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Alexander C. Dibelius              Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Peter Hollmann                     Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------

                              SCHEDULE II-B-ii
                              ----------------

Schedule II-B-ii is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for Richard S. Sharp and Simon B. Cresswell, whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except for Richard S. Sharp and Sarah E. Smith, who are citizens of the United Kingdom and Simon B. Cresswell who is a citizen of Australia.

----------------------------------- ------------------------------ ---------------------------------------------------
               Name                           Position                        Present Principal Occupation
----------------------------------- ------------------------------ ---------------------------------------------------
Richard A. Friedman                 Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Joseph H. Gleberman                 Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Ben I. Adler                        Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Henry Cornell                       Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Esta E. Stecher                     Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Elizabeth C. Fascitelli             Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
David J. Greenwald                  Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Sarah E. Smith                      Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Katherine B. Enquist                Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
John E. Bowman                      Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Richard S. Sharp                    Managing Director              Managing Director of Goldman Sachs International
----------------------------------- ------------------------------ ---------------------------------------------------
Simon B. Cresswell                  Managing Director              Vice President of Goldman Sachs International
----------------------------------- ------------------------------ ---------------------------------------------------

                               SCHEDULE II-C


Schedule II-C is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin and Martin Hintze is 133 Fleet Street, London EC4A 2BB, England. The business address of Sang Gyun Ahn, Hsueh J. Sung and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Hughes B. Lepic is a citizen of France, Adrian M. Jones is a citizen of Ireland, Steffen J. Kastner, Bjorn P. Killmer and Martin Hitze are citizens of Germany, Ulrika Werdelin is a citizen of Sweden, Hsueh J. Sung is a citizen of Taiwan, Ankur A. Sahu is a citizen of India and Sang Gyun Ahn is a citizen of South Korea.

--------------------------------- ---------------------------- ------------------------------------------------------
              Name                         Position                        Present Principal Occupation
--------------------------------- ---------------------------- ------------------------------------------------------
Richard A. Friedman               President                    Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Joseph H. Gleberman               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Henry Cornell                     Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Richard S. Sharp                  Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Sanjeev K. Mehra                  Vice President/Treasurer     Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Muneer A. Satter                  Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Hsueh J. Sung                     Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
--------------------------------- ---------------------------- ------------------------------------------------------
Elizabeth C. Fascitelli           Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Hughes B. Lepic                   Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Gerald J. Cardinale               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Joseph P. DiSabato                Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Robert R. Gheewalla               Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Sanjay H. Patel                   Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Ben I. Adler                      Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Melina E. Higgins                 Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Adrian M. Jones                   Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
John E. Bowman                    Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Katherine B. Enquist              Vice President/Secretary     Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Ulrika Werdelin                   Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Kenneth A. Pontarelli             Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Steffen J. Kastner                Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Stuart A. Katz                    Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Bjorn P. Killmer                  Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Sang Gyun Ahn                     Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
--------------------------------- ---------------------------- ------------------------------------------------------
Martin Hintze                     Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Michael E. Koester                Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Ankur A. Sahu                     Vice President               Managing Director of Goldman Sachs (Japan) Ltd.
--------------------------------- ---------------------------- ------------------------------------------------------
Andrew E. Wolff                   Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
--------------------------------- ---------------------------- ------------------------------------------------------

                                SCHEDULE III
                                ------------


Schedule III is hereby amended and restated in its entirety as follows:

     In November 2002, the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman, Sachs & Co. ("Goldman Sachs"), consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

     On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

     On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

     On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

     On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

     In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.